

Brad Schultz · 3rd

Co-Founder, CMO at Future Proof

Austin, Texas · 500+ connections · **Contact info**

 Future/Proof [A Next
Generation Beverage

University of the Pac
Eberhardt School of.

Experience



Co-Founder, CMO
Future/Proof [A Next Generation Beverage Company]
Sep 2019 – Present · 1 yr 2 mos
Austin, Texas

 Future / Proof - A Next
Generation Beverage...

Co-Founder, Chief Experience Officer
Beatbox Beverages, LLC
Jun 2011 – Present · 9 yrs 5 mos
Austin, Texas Area

Drawn together by their love for music and the entrepreneurial spirit of Austin, Texas, the
founders of BeatBox Beverages always believed experiences are more fun when they are
shared with friends. So began their journey to mix friends, fun, and flavor into something that
could help everyone party beyond basic. The result? The World's Tastiest Portable F ...**see mor**



Dubit Limited
2 yrs



VP Brand Strategy

Jan 2014 – Jan 2015 · 1 yr 1 mo

Helping companies build amazing kids' brands using research and digital development.



Advisor

2013 – 2015 · 2 yrs
Austin, Texas Area



Co-Founder

Tryout
Jan 2013 – Feb 2014 · 1 yr 2 mos
Santa Monica

Tryout is a multilingual, kid-safe, talent network. We connect parents & kids with coaches, industry professionals, mentors, and opportunities, based on the child's interests.



Head of Moshi TV

Mind Candy
Aug 2011 – Dec 2012 · 1 yr 5 mos
Greater Los Angeles Area

Show 3 more experiences ⌄

Education



University of the Pacific - Eberhardt School of Business

BA, Marketing
2002 – 2006
Activities and Societies: Member of Mens Divisions I Baseball Team

